UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Perceptron, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

71361F100

(CUSIP Number)

CHAD H. GOLDSTEIN

MOAB CAPITAL PARTNERS, LLC

152 West 57th Street, 9th Floor

New York, New York 10019

(212) 981-2623

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		883,298
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

883,298
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

883,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		883,298
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

883,298
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

883,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		883,298
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

883,298
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

883,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB PRIVATE INVESTMENTS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,292
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,292
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB PI GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,292
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,292
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		922,590
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

922,590
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

922,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IN, HC

7

CUSIP NO. 71361F100

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

As a result of the reorganization of MPI (as defined below) from a limited liability company to a limited partnership, Item 2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)	Moab Partners, L.P., a Delaware limited partnership (“Moab LP”);
(ii)	Moab Capital Partners, LLC, a Delaware limited liability company (“Moab LLC”), which serves as the investment adviser for Moab LP;
(ii)	Moab GP, LLC (“Moab GP”), a Delaware limited liability company, which serves as the general partner of Moab LP;
(iv)	Moab Private Investments, LP, a Delaware limited partnership (“MPI”), which serves as the investment adviser to a separately managed account (the “Managed Account”);
(v)	Moab PI GP, LLC (“MPI GP”), a Delaware limited liability company, which serves as the general partner of MPI; and
(vi)	Michael R. Rothenberg, who serves as the managing member of Moab LLC and as the managing member of MPI GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of the Reporting Persons is 152 West 57th Street, 9th Floor, New York, New York 10019.

(c)The principal business of Moab LP is investing in event-driven securities. Moab LLC serves as the investment adviser for certain private investment funds, including Moab LP. Moab GP is the general partner of Moab LP. MPI serves as the investment adviser for certain private investment funds, including the Managed Account. MPI GP is the general partner of MPI. Mr. Rothenberg serves as the managing member of Moab LLC and as the managing member of MPI GP. Mr. Rothenberg is also a managing member of Moab GP.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Rothenberg is a citizen of the United States of America.

8

CUSIP NO. 71361F100

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 883,298 Shares directly owned by Moab LP is approximately $5,989,000, including brokerage commissions. The aggregate purchase price of the 39,292 Shares held in the Managed Account is approximately $266,000, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,552,065 Shares outstanding, as of February 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 5, 2018.

A.	Moab LP
(a)	As of the close of business on March 30, 2018, Moab LP directly owned 883,298 Shares.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 883,298
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 883,298
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Moab LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Moab LLC
(a)	Moab LLC, as the investment adviser of Moab LP, may be deemed the beneficial owner of the 883,298 Shares directly owned by Moab LP.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 883,298
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 883,298
4. Shared power to dispose or direct the disposition: 0

(c)	Moab LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Moab LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP NO. 71361F100

C.	Moab GP
(a)	Moab GP, as the general partner of Moab LP, may be deemed the beneficial owner of the 883,298 Shares directly owned by Moab LP.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 883,298
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 883,298
4. Shared power to dispose or direct the disposition: 0

(c)	Moab GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Moab LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	MPI
(a)	As of the close of business on March 30, 2018, 39,292 Shares were held in the Managed Account. MPI, as the investment adviser to the Managed Account, may be deemed the beneficial owner of the 39,292 Shares held in the Managed Account.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 39,292
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,292
4. Shared power to dispose or direct the disposition: 0

(c)	MPI has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of the Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	MPI GP
(a)	MPI GP, as the general partner of MPI, may be deemed the beneficial owner of the 39,292 Shares held in the Managed Account.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 39,292
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,292
4. Shared power to dispose or direct the disposition: 0

(c)	MPI GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of the Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP NO. 71361F100

F.	Mr. Rothenberg
(a)

Mr. Rothenberg, as the managing member of Moab LLC and as the managing member of MPI GP, may be deemed the beneficial owner of the (i) 883,298 Shares directly owned by Moab LP and (ii) 39,292 Shares held in the Managed Account.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 922,590
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 922,590
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rothenberg has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Moab LP and the Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 30, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended add the following exhibit:

99.1	Joint Filing Agreement by and among Moab Capital Partners, LLC, Moab Partners, L.P., Moab GP, LLC, Moab Private Investments, L.P., Moab PI GP, LLC and Michael R. Rothenberg, dated March 30, 2018.

11

CUSIP NO. 71361F100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2018

Moab Partners, L.P.

By:	Moab Capital Partners, LLC its Investment Advisor

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab GP, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab PRIVATE INVESTMENTS, LP

By:	Moab PI GP, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab PI GP, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

/s/ Michael M. Rothenberg
Michael M. Rothenberg

12

CUSIP NO. 71361F100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Date of Transaction	Shares of Common Stock Purchased/(Sold)	Price ($)

MOAB PARTNERS, L.P.

Purchase of Common Stock	02/05/2018	475	9.9044
Purchase of Common Stock	02/06/2018	1,848	8.6683
Purchase of Common Stock	02/06/2018	2,552	8.6819
Purchase of Common Stock	03/02/2018	11,900	8.9278
Purchase of Common Stock	03/09/2018	600	8.9297
Purchase of Common Stock	03/12/2018	5,246	9.0564
Purchase of Common Stock	03/16/2018	192	8.8880
Purchase of Common Stock	03/20/2018	2,500	8.7975
Sale of Common Stock	03/21/2018	(1,440)	8.9002
Purchase of Common Stock	03/23/2018	500	8.7540
Purchase of Common Stock	03/26/2018	1,920	8.6288
Purchase of Common Stock	03/26/2018	9,600	8.6163
Purchase of Common Stock	03/27/2018	1,152	8.4792
Purchase of Common Stock	03/28/2018	57,820	8.5300
Purchase of Common Stock	03/29/2018	900	8.6439

MOAB PRIVATE INVESTMENTS, L.P.

(Through the Managed Account)

Purchase of Common Stock	02/05/2018	25	10.0560
Purchase of Common Stock	02/06/2018	252	8.6683
Purchase of Common Stock	02/06/2018	348	8.6899
Purchase of Common Stock	03/16/2018	8	8.8875
Sale of Common Stock	03/21/2018	(8)	8.9000
Sale of Common Stock	03/21/2018	(348)	8.9001
Sale of Common Stock	03/21/2018	(252)	8.9002
Sale of Common Stock	03/21/2018	(25)	8.9000
Sale of Common Stock	03/21/2018	(353)	8.9001
Sale of Common Stock	03/21/2018	(167)	8.9001
Sale of Common Stock	03/21/2018	(56)	8.9002
Sale of Common Stock	03/21/2018	(91)	8.9001
Sale of Common Stock	03/21/2018	(150)	8.9001
Sale of Common Stock	03/21/2018	(10)	8.9000
Sale of Common Stock	03/21/2018	(40)	8.9003
Sale of Common Stock	03/21/2018	(2,450)	8.9001
Sale of Common Stock	03/21/2018	(780)	8.9002
Sale of Common Stock	03/21/2018	(505)	8.9001
Sale of Common Stock	03/21/2018	(6)	8.9000
Sale of Common Stock	03/21/2018	(126)	8.9002
Sale of Common Stock	03/21/2018	(68)	8.9001
Sale of Common Stock	03/21/2018	(144)	8.9001
Sale of Common Stock	03/21/2018	(181)	8.9002
Purchase of Common Stock	03/26/2018	80	8.6288
Purchase of Common Stock	03/26/2018	400	8.6163
Purchase of Common Stock	03/27/2018	48	8.4792
Purchase of Common Stock	03/28/2018	3,043	8.5300